UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of April 2006

 (Commission File.  No 0-30718).

SIERRA WIRELESS, INC.,
A CANADIAN CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F:

Form 20-F  ☐    40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:  ☐    No:  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan
David G. McLennan, Chief Financial Officer and Secretary

Date: April 25, 2006

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NEWS RELEASE TRANSMITTED BY CNW

FOR:  Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

Sierra Wireless Announces Change to the Board of Directors

Industry veteran and Former President of Sprint PCS, Charles Levine to be Named New Chairman of the Board

Vancouver, British Columbia — April 25, 2006 — Sierra Wireless (NASDAQ: SWIR - TSX: SW) held its Annual General Meeting today where updates to the Board of Directors were announced.

The Board announced that it has appointed Charles Levine as Chairman of the Board. Effective immediately, Mr. Levine will replace Mr. Peter Ciceri as Chairman, who wishes to step down from that position. Mr. Ciceri continues as a member of the Board of Directors. In his role as Chair, Mr. Levine is responsible for overall leadership and effectiveness of the board and will be the board’s primary liaison with management.

Mr. Levine has served on the Sierra Wireless board since 2002. As former President of Sprint PCS in the late 1990s, Mr. Levine led the company through a period of rapid growth, establishing Sprint PCS as one of the leading wireless operators in the U.S. Prior to his role as President, Mr. Levine served as Sprint PCS’ chief sales and marketing officer, responsible for launching many industry-leading initiatives. His extensive background also includes board positions with Somera Communications, @Road, Viisage Technology and Lexar Media. Originally from Columbus, Ohio, Mr. Levine graduated Phi Beta Kappa from Trinity College with a major in economics and received his masters in business administration from Northwestern’s Kellogg Graduate School of Management.

“Peter Ciceri has done an excellent job as Chairman of the Board over the last year and on behalf of the board I would like to thank him for his contributions.  I also look forward to continuing to benefit from Peter’s expertise as an ongoing member of our board,” said Jason Cohenour, President and Chief Executive Officer for Sierra Wireless. “Charles has more than 25 years of experience in building profitable businesses for some of North America’s largest companies and he has already contributed significantly to the board as an Independent Outside Director. His wealth of knowledge and expertise will be a strong asset to our organization as we continue to execute on business development activities that will strengthen our position in wide area wireless for mobile computing.”

“Sierra Wireless is a recognized leader in the wireless data industry and I am pleased to accept the role of Chairman,” stated Mr. Levine. “I look forward to contributing to the Company’s global business strategy and to working with the entire Sierra Wireless team to drive results and raise the profile of the company worldwide.”

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR — TSX: SW) develops and markets reliable, high quality wireless communications products that provide mobile professionals with data and voice access to wide area wireless networks. The Sierra Wireless product portfolio includes the award-winning AirCard® line of wireless PC cards, embedded modules for original equipment manufacturers (OEMs), and the MP line of rugged, vehicle-mounted wireless modems. Sierra Wireless also offers professional services to OEM customers during product development, leveraging the company’s expertise in wireless design and integration to provide built-in wireless connectivity for notebook computers and other portable computing devices. For more information about Sierra Wireless, please visit www.sierrawireless.com.

“AirCard” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contact:

Dave McLennan

Sierra Wireless

Phone: (604) 231-1185

Email: dmclennan@sierrawireless.com

www.sierrawireless.com

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